Filed by Capital One Financial Corporation

(Commission File No.: 001-13300)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services

(Commission File No.: 001-33378)

The following is a transcript of the conference call held by Capital One Financial Corporation and Discover Financial Services on February 20, 2024.

MANAGEMENT DISCUSSION SECTION

Operator: Good day and thank you for standing by. Welcome to the Capital One Investor Presentation Call. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. [Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to your speaker today, Jeff Norris, Senior Vice President of Finance. Please go ahead.

Jeff Norris
Senior Vice President-Finance, Capital One Financial Corp.

Thanks very much, Amy, and good morning, everybody, and welcome. We’re webcasting live over the Internet. To access the call on the Internet, please log on to Capital One’s website at capitalone.com and follow the links from there.

With me this morning are Mr. Richard Fairbank, Capital One’s Chairman and Chief Executive Officer; Mr. Andrew Young, Capital One’s Chief Financial Officer; and Mr. Michael Rhodes, CEO and President of Discover Financial Services. We’ve included a copy of the presentation on our Investor Relations website for this morning’s call. To access a copy of the presentation and the press release, please go to Capital One’s website, click on Investors, and follow the links from there.

Please note that this presentation may contain forward-looking statements. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One and Discover, including future financial and operating results; statements related to the expected timing of the completion of the transaction and combined company plans; and other statements that are not historical facts. Any forward-looking statements contained in today’s discussion and materials speak only as of the particular date or dates indicated in the materials.

Capital One does not undertake any obligation to update or revise any of this information, whether as a result of new information, future events or otherwise. Numerous factors could cause actual results to differ materially from those described in the forward-looking statements. And for more information on those factors, please see the section titled Forward-Looking Statements in the presentation and the Risk Factors section of the proxy statement that we will file in due course with the SEC.

Please note also that Capital One and Discover will file a Form S-4 registration statement with the SEC that includes a joint proxy statement and prospectus regarding the acquisition. Investors are urged to read that joint proxy statement and prospectus when it becomes available, because it will contain important information about the acquisition. In addition, Capital One and Discover and their directors and officers may be deemed to be participating in the solicitation of proxies in favor of the acquisition.

You can find information about Capital One and Discover directors and executive officers in each company’s most recent proxy statement. You may obtain a copy of the proxy statement and prospectus when it becomes available through the SEC website, the Capital One and Discover websites, or by requesting a copy from either company’s Investor Relations department. More information on how to request these documents is available in the investor presentation.

And with all that, I’ll turn the call over to Rich.

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Good morning and thanks for joining us today. I’m delighted to have Michael Rhodes with us today and I join all of Capital One’s management team, board members, and associates in welcoming Michael and the entire Discover team to the Capital One family. I’ll begin on slide 4. Today, we’re thrilled to announce that we’ve entered into a definitive agreement to acquire Discover in an all-stock transaction valued at $35.3 billion, a premium of 26.6% based on Discover’s closing price of $110.49 on February 16, 2024.

The combination of Capital One and Discover creates game-changing strategic opportunities. The Discover payment network positions Capital One as a more diversified, vertically-integrated global payments platform. Adding Capital One’s debit spending and a growing portion of our credit card purchase volume to the Discover Network will add significant scale, increasing the network’s value to merchants, small businesses, and consumers, and driving enhanced network growth.

In the Credit Card business, we’re bringing together two proven franchises with complementary strategies and a shared focus on the customer. Both companies have delivered attractive and resilient returns through cycles, and the combined company will be well-positioned to grow resiliently.

This deal also enables us to accelerate the growth of our national digital-first Consumer Banking business by adding another consumer deposit franchise and the vertical integration benefits of the debit network. We will also be able to leverage and scale the benefits of our 11-year technology transformation across every business of Discover and the network.

It will serve as a catalyst for innovation and enhanced capabilities in underwriting, marketing, servicing, operations, risk management, and compliance. The enhanced scale and reach of our combined franchise will position us to compete more effectively against some of the largest banks and payments companies in the United States.

Slide 5 shows key financial metrics. The expected financial impacts of this deal are compelling. We expect to generate significant run rate synergies by 2027, including operating expense synergies of $1.3 billion and network synergies of $1.2 billion. We expect the deal will be more than 15% accretive to adjusted EPS in 2027. We expect the transaction to deliver a return on invested capital of 16% in 2027, growing over time; and the internal rate of return is in excess of 20%.

The transaction will further strengthen our balance sheet. On a pro forma basis, the combined company would have CET1 ratio of approximately 14% at closing, and 84% to 85% of company deposits would be insured as of year-end 2023. Andrew will share additional financial details in a few moments.

Let’s turn to slide 6. Discover, founded in 1985 by financial services visionary, Phil Purcell, is a rare and remarkable success story that in many ways parallels the story of Capital One. Over the years, Discover has developed compelling products with a focus on customer value. They have driven resilient credit performance and attractive and profitable growth. They have built a loyal customer franchise and a winning brand. And they have created one of the rarest assets in the payment space, a global payment network at scale. We have studied their story carefully and we’ve always respected and admired their business, capabilities, and sustained success.

Our acquisition of Discover is a singular opportunity to bring together two very successful companies with complementary strengths and franchises, and a shared history of sustained value creation. Through this combination, we’re creating a company that is exceptionally well-positioned to win as technology continues to transform the payments and banking marketplace.

I’ll discuss the Discover Network (sic) [Discover Global Network] (00:08:36) beginning on slide 7. From our founding days, Capital One has been on a quest to build a global payments technology company. With the acquisition of the Discover Global Network, Capital One takes another big step in that journey. Discover’s global payments network is an incredibly rare and valuable asset. There are only two vertically-integrated US-based payments networks, American Express and Discover; and they compete with Visa and Mastercard, who are, of course, much larger.

Over a 40-year journey Discover has steadfastly worked to build their global network. Starting from scratch, they set out to build a credit card network in the late-1980s. They made a brilliant acquisition of the PULSE network in 2005, thereby adding a rare national PIN debit network to their signature card network and bringing 4,000 member banks into the Discover Network. Later, they acquired the Diners Club network to enhance international reach. Along the way, they have painstakingly worked to build nearly universal merchant acceptance in the United States, one merchant and one acquirer at a time.

Slide 8 summarizes the benefits from owning a payment network. Owning a network allows us to enjoy the benefits of vertical integration. Owning a network allows us to deal more directly with merchants rather than a network intermediary, create more value for merchants, small businesses and consumers, and capture the additional economics from vertical integration.

Let me take a moment to double-click on the impact of working more directly with merchants, as we think it’s a critical part of the strategic rationale and how we provide them more value. Our broader strategy over time has been to get closer to merchants. This includes our investment in Capital One Shopping, which is another direct merchant relationship.

What we’re trying to do over time is build merchant relationships and show merchants how we can help generate more sales, which is exactly how Capital One Shopping works. By going direct through the network, we can build even deeper merchant relationships and provide customized value.

In addition, we can provide better fraud management, higher authorization rates, and rich transaction data; basically doing whatever we can to help drive more sales for our merchant customers. We will also benefit from the additional scale and volume that come from being a network for banks, and the Discover payments network generates significant revenue that doesn’t come with assets or credit risk, driving both growth and diversification of our revenue.

Turning to slide 9, we see the volumes of the four major networks. This is US volume only. Despite great efforts over 40 years, the Discover Network is still the smallest of the four networks by far and less than half the size of the third largest network, American Express. With PULSE, their national PIN debit network, and their Discover signature debit network, they are very well-positioned in the debit business. We will move our entire debit card business over to their network.

Discover has come a remarkably long way with its credit card network. They have nearly universal acceptance in the United States. Our research confirms that customers are very satisfied with acceptance. But the perception of acceptance among non-customers lags the reality; and, internationally, Discovery still has room to grow.

So here’s what we’re going to do on the credit card side, we will move some of our credit card volume over to the network to enhance its scale and we will lean hard into further building the brand and the perceived acceptance of the credit card network here in the United States. We will also work to build greater international acceptance. Over time, we will move a growing portion of our Credit Card business to the Discover Network.

In total, across debit and credit, we expect to add over 25 million Capital One cardholders and over $175 billion in Capital One purchase volume by 2027. This will be a step-change in the scale of the network and we will grow it from there. This injection of volume and investment in the network will help Discover be competitive with the leading networks.

Scaling the network increases its value to merchants, small businesses, and consumers, starting a virtuous cycle of growing acceptance in the United States and abroad. This expands the network’s reach and resonance with consumers, driving more spending and increasing value for merchants and cardholders alike.

I’ll discuss the credit card business beginning on slide 10. The combination of two proven and complementary credit card franchises will enhance our capabilities, scope, and scale. Together, we’ll be in an even stronger position to win in the credit card marketplace. The Discover credit card business is a valuable franchise. Their flagship cashback products provide great customer value. They have posted attractive and resilient growth over the years. And like Capital One, Discover was resilient through the Global Financial Crisis.

Along the way, they’ve invested to build a universally-recognized brand and here is a remarkable feat: Discover has been ranked number one or number two in J.D. Power’s Overall Credit Card Customers Satisfaction Rankings for 17 years running.

Let’s now turn to slide 11. Capital One has built a premier franchise of consumer, small business, and co-brand customers that spans the credit card marketplace. We focused on providing simple and transparent products with compelling customer value. We’ve developed and honed unique and proprietary underwriting and marketing capabilities, leveraging big data and machine learning.

Everything we do stands on the shoulders of our modern technology. We’ve delivered industry-leading growth and resilient financial results through cycles. We have steadfastly built the capabilities and experiences to win with heavy spenders at the top of the market and, along the way, we have built an iconic brand.

Let’s move to slide 12, bringing together the Capital One and Discover credit card businesses will unlock tremendous value as we take advantage of the benefits of scale in a business in which scale is critical. Scale really matters in consumer financial services. In addition to the classic operating scale, the business requires high levels of investment which are independent of volume, underscoring the importance of technology scale, information scale, and brand scale.

Discover adds $218 billion in annual spend and $102 billion in loans to Capital One’s Credit Card franchise, increasing our scale where it matters. And as we bring Discover customers into the Capital One ecosystem, we anticipate that they will engage in other key offerings that we provide, such as Capital One Travel, Capital One Shopping, Auto Navigator and, of course, our National Bank. These additional revenue synergies have not been included in our deal model.

Together, our complementary customer franchises position the combined card business to win across the credit card marketplace; and our shared commitment to customers, award winning experiences, and powerful brands enhance our positioning.

I’ll discuss opportunities in our Consumer Banking business starting on slide 13. Discover has built a fast-growing national direct savings bank. Adding Discover brings $84 billion in stable, largely insured consumer deposits, the most sought-after funding source in banking.

Let’s move now to slide 14. Capital One has built a digital-first full service national Consumer Banking business. On the shoulders of our tech transformation, our customers can enjoy an entirely digital, full service banking experience or visit one of our 250 branches, 80,000 fee-free ATMs, or 16,000 cash deposit locations. And in 21 of the 25 largest metro areas, customers can visit one of our iconic Capital One Cafés to learn about and test drive our digital banking services.

Please turn now to slide 15. Our National Bank is propelled by an iconic customer experience and a strikingly simple value proposition. We are the only major bank with no fees, no minimums, and no overdraft fees. On the back of national TV advertising and digital marketing, our story is gaining traction rapidly. According to J.D. Power, customers have rated Capital One number one in overall satisfaction for national banks four years running.

Slide 16 shows that the addition of Discover will increase our scale to compete with the nation’s largest banks. In addition to scale, the Discover Network brings a significant opportunity to accelerate the growth of our full service National Bank, as vertical integration enhances the scale and economics of our debit business.

Turning to slide 17, a unique benefit of the Discover acquisition is the opportunity to scale and leverage the benefits of our technology transformation across our combined business. For 11 years, we have worked to rebuild our technology from the bottom of the tech stack up. We transformed our talent, transformed how we build software, migrated entirely to the cloud, modernized our data ecosystem, and modernized the 1,600 applications that drive the company.

Our technology transformation is changing the trajectory of Capital One on every dimension. It is powering innovation, much faster speed to market, breakthrough products and experiences, real-time customized marketing, faster growth, better underwriting, better risk management, and enhanced efficiency. And we have become a leading destination for the most sought-after technology talent. Discover and its shareholders will be able to share in these benefits as we bring Discover’s businesses and operations on to our modern technology and data infrastructure.

Slide 18 shows our marketing investments to drive growth, deepen the customer franchise, and build our brand. As a brand, Discover has immense scale. They show up at nearly every physical point-of-sale across the United States and on nearly every online checkout page. We intend to preserve the Discover brand, the Discover issuer brand would join the Capital One brand family. On the network side, we would lean in to build and strengthen the network brand of Discover. The combined company enhances our ability to leverage our marketing capabilities across a significantly larger customer franchise.

Slide 19 highlights our shared commitment to our associates. From our founding days, our strategy has been all about people. Our quest at Capital One is to search the world for great talents and create an environment where they can be great. This quest will continue in the combined company, as Discover brings an organization focused on associates and inspiring them to do great things for customers. Both Capital One and Discover have been recognized as great places to work in Fortune’s 100 Best Companies to Work For list this year with Capital One’s 12th consecutive year on this prestigious list.

Slide 20 summarizes a few highlights of the deal. At close, Capital One shareholders will own approximately 60% of the combined company, and the current Discovery shareholders will own approximately 40%. We expect that three Discover directors will join Capital One’s board. Our headquarters will remain in McLean, Virginia. We expect to maintain a significant presence in the Chicago area. And we expect to complete the transaction at the end of 2024 or early 2025, subject to Capital One and Discover shareholder votes and customary regulatory approvals.

Now, Andrew will discuss the financial aspects of the deal.

Andrew M. Young
Chief Financial Officer, Capital One Financial Corp.

Thanks, Rich, and good morning, everybody. Michael, let me just add my personal word of welcome to you and everyone from Discover. I will begin this morning on slide 21, where I will review several key financial assumptions.

To create the deal forecasts we used consensus estimates for Capital One in 2024 and 2025 and extrapolated future years from there. For Discover we used a similar approach, but with two primary adjustments. First, we assumed the exit of student lending in 2024. Second, we assumed that, in 2024, charge-offs are consistent with consensus. For 2025, we assumed that charge-offs are similar to 2024 before improving over time.

With respect to Capital, Discover will suspend share repurchases through closing. The collection of these assumptions result in a pro forma combined CET1 ratio at close of 13.9%, and we have modeled a longer term CET1 ratio of 12.5%. The transaction is expected to create marks, intangibles, and goodwill. Let me take a moment to walk through the moving pieces.

We will initially eliminate the allowance on the balance sheet at close, which is estimated to be $8.6 billion. We will record a $2.9 billion PCD credit mark that will run through purchase accounting. The remaining $5.7 billion of non-PCD credit mark will be recorded as a day two allowance.

A $1.5 billion net loan mark will be recorded to adjust loans to fair value. This $1.5 billion reflects the difference between the $7.3 billion fair value mark and the $5.7 billion I mentioned a moment ago. This $1.5 billion will be amortized over two to three years as an adjustment of loan yield. An additional $200 million of expected debt rate marks are also expected to be recorded at close and will be amortized over two to three years as an adjustment of debt interest yield.

We currently assume $10.4 billion of intangibles. PCCR is estimated to be $10.1 billion, or 10% of receivables. The remaining $300 million of intangibles is a result of CDI. In addition to the identified intangibles, we also expect to book $3.5 billion in goodwill. Of course, all of these estimates will be reevaluated at close and the final balance sheet impact may differ. Finally, we estimate that we will incur $2.8 billion of acquisition and integration expenses, substantially all of which will be incurred between now and two years after close.

Turning to slide 22, I will discuss the pro forma metrics of the combined company. Using 2023 actual results for both Capital One and Discover, our combined company would have generated a revenue margin over 9%, operating efficiency under 40%, total efficiency under 50%, and a return on tangible common equity of approximately 16%. These strong results do not include the synergies we expect to generate from the transaction.

Turning to slide 23, I will describe our approach to due diligence. Let me start by thanking the many associates who contributed thousands of hours of due diligence. In addition to the vast amount of publicly-available information for both companies, we shared documents spanning all key aspects of our respective enterprises. We deeply evaluated each other’s operations, including credit, compliance, financial results, risk management, and more, through both document reviews and management meetings. Informed by this extensive due diligence, we identified meaningful synergies, which I will describe on page 24.

We expect to reduce Discover’s operating expenses by 26%, largely driven by savings in our common businesses of card and banking. These savings will be partially offset by targeted investments across the enterprise. We expect to exit 2026 with the operating expense synergies close to full run rate, and have substantially all of the operating expense synergies fully phased in by 2027. We also expect to reduce Discover’s marketing spend by 10%, with those savings fully phased in by 2026.

On the network, we intend to begin migration of credit and debit spend to the Discover Network in the second quarter of 2025. We expect that migration to drive $175 billion of purchase volume to the Discover Network by 2027, resulting in $1.2 billion of synergies. And while we see additional revenue opportunities across the combined enterprise, we have not modeled any revenue synergies beyond those I just covered.

Turning to slide 25, I will conclude my remarks by highlighting some forward-looking performance metrics of the transaction. As Rich mentioned earlier in our presentation, the financial results of this transaction are very compelling. We anticipate double-digit EPS accretion in 2026 and greater than 15% adjusted EPS accretion in 2027. The return on invested capital is expected to be 16% in 2027 and growing from there. And our modeled IRR is over 20%. We are thrilled with this transaction and incredibly excited about the future.

With that, let me turn the call over to Michael. Michael?

Michael Rhodes
President, Chief Executive Officer & Director, Discover Financial Services

Andrew, thank you and good morning, everyone. Look, we believe this announcement represents a tremendous strategic opportunity and for both organizations. We’re extremely proud the capabilities we built at Discover, an industry-leading credit card issuer, a global payments network, and an innovative digital bank. Combining these capabilities with the Capital One’s will allow us to create a uniquely well-positioned and vertically-integrated company that will deliver meaningful, long-term value creation. We believe this is the right opportunity for Discover at this time for three reasons.

First, it enhances our competitive position through a merger with an organization that adds tremendous scale and shares our values, including our commitment to outstanding customer service. Second, it provides the opportunity to fully leverage our payments network and propel significant volume growth. And third, we think this represents a substantial value accretion to our shareholders.

Now, importantly, today’s announcement will not change two key priorities for Discover. First, we continue to make substantial progress on compliance and risk management. And second, we intend to remain committed to Chicagoland and into our national servicing presence. We are targeting a year-end close. After that point, I anticipate assuming an advisory capacity reporting to Rich for one year to help support a seamless integration of our two organizations.

I’d like to conclude my remarks by thanking Discover’s employees for all their hard works. This transaction represents an advancement for both of our companies, and I am so excited to be part of this.

With that, Rich, I will turn it back to you.

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Thanks, Michael. I’ll conclude this morning on slide 27. Pulling way up, the acquisition of Discover is a singular opportunity. It propels Capital One into the global payment network space, something that would be nearly impossible to achieve organically. The combination will create a leading Consumer Banking and payments platform with unique capabilities, powerful brand, and a franchise of more than 100 million customers that spans the marketplace.

It combines high growth credit card and banking businesses with a global payments network at scale. It leverages Capital One’s technology transformation and digital capabilities across the significantly larger customer franchise. It delivers compelling financial results, and it offers the potential for unparallel strategic and economic upside over the longer-term.

And now we’ll be happy to answer your questions.

Jeff Norris
Senior Vice President-Finance, Capital One Financial Corp.

Thanks, Rich. Amy, let’s start the Q&A, please.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from Sanjay Sakhrani with KBW. Your line is open.

Sanjay Sakhrani
Analyst, Keefe, Bruyette & Woods, Inc.

Thank you. Good morning. Rich, obviously, it’s a pretty intense regulatory backdrop for deals of this size. And obviously, Discover has also ran into some problems as well. I’m just curious what got you comfortable to move forward, and if you have had any preliminary conversations with regulators? And maybe you could just elaborate a little bit more on the timeline here?

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

So, thank you, Sanjay. Our teams will be filing the appropriate approval applications with both the Fed and the OCC in the next couple of months. And we will then work through that process with both bank regulators. We believe that we are well-positioned for approval, but of course we can’t discuss our conversations with our regulators. We have, of course, kept them informed along the way in the process.

Sanjay Sakhrani
Analyst, Keefe, Bruyette & Woods, Inc.

Got it. And just as quick follow-up. Obviously, this is a big deal for Capital One. I think your card business has almost entirely been organically grown. Maybe you could just talk about what really attracted you to the Discover franchise. I know you said a lot. The network obviously has something to do with it. Maybe just talk about the card business, which focuses a little bit on a different segment than you guys do. Thank you and congratulations, by the way.

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Thanks, Sanjay. So it’s funny, as two companies that began and took on big banks and really over three decades ago, as we had our fledgling little journey, I looked with such admiration at Phil Purcell’s quest and so rooted, of course, for their success. But along the way, just watched how remarkable a company that they had built. And my admiration was along several dimensions.

First of all, the network side of the business. We all kind of revel in the fact that a network is a very, very rare asset. There are very few of them and it’s just – I don’t think people are going to be building any of these anytime soon because it’s such a chicken-and-egg problem to ever get one started. You show up at a merchant and say, we’d like to sign up for our new network and they say, how many customers do you have? And we go, well, that’s where you come in. And the customers are asking similar questions.

So, it’s a remarkable thing to build a network. And over 40 years, patiently, they built a network with really just essentially universal acceptance here in the United States. So, that was something that was remarkable. And we have always had a belief that the Holy Grail is to be able to be an issuer with one’s own network so that one can deal directly with merchants. And from merchants to consumers, it’s all part of one comprehensive relationship. So, that is part of – that’s one part of the appeal. We sort of had awe about that aspect.

Another big part of it was watching how – the credit card business that they built. They were the pioneers in cashback. They created cashback before any of the rest of us thought of it. And in fact, not just were first, they built a big lead in that business and were the dominant brand in cashback probably for a good decade.

We at some point said, gosh, we got to get in on some of that and came out with our Quicksilver card. But that came from our admiration of what they had built there. So, on the product side, I think what has always characterized them is very customer focused products that are simple and just work backwards from what excites customers. So, that has impressed us.

Then the next thing related to that journey was what they have done with respect to their brand and their customer franchise. So we, of course, being the data junkies that we are and with our fanaticism about brand, we measure everything in the marketplace. And we measure satisfaction, we measure Net Promoter Scores, we measure how aspirational our brands, how likely are you to take one of these brands as your own, et cetera. And over the many years, as we have measured this, we are so struck by how well Discover does in the league tables of along many kind of customer dimensions.

And what’s really striking, you can always look at customers and non-customers, and a brand of course spans both; but where Discover really, really rings highest is with their own customers. And by the way, that to me always tells you the most about a company, because if you don’t win with your own customers, then winning with all the ones who aren’t customers is a bit of a journey that may not end so well.

Their customers love them. They have strikingly low attrition rates, they have very high loyalty, and their service is amazing. And it’s obvious that, that’s been a focus of their franchise. And you can’t just suddenly get one of them, their kind of cultures; it’s something that runs deep in who they are. So we’ve always admired that. And then we’ve admired the brand that they have built along the way.

Then, the next thing that we were struck by is, of course, all of us together went through the Global Financial Crisis. Memo to self, don’t launch an IPO in the year 2007. But they didn’t get the memo. So, they went out in 2007 and really strikingly fared darn well in the Global Financial Crisis that came immediately thereafter. And so their credit performance has been strong.

I know of late there have been some expansions that have taken their losses higher than they had intended. But it’s been a story of solid credit underwriting. And the final thing that we have always looked at with admiration is the national savings bank they had built with the strategy that’s very compatible with where we’re going. We’ve, of course, built out a full service National Bank, but we think that’s a great combination as well. So, we turned our admiration ultimately into a bid when planets aligned, and here we are announcing this deal.

Jeff Norris
Senior Vice President-Finance, Capital One Financial Corp.

Next question, please.

Operator: Our next question comes from the line of Ryan Nash with Goldman Sachs. Your line is open.

Ryan M. Nash
Analyst, Goldman Sachs & Co. LLC

Hey. Good morning, everyone.

Andrew M. Young
Chief Financial Officer, Capital One Financial Corp.

Hi, Ryan.

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Hey, Ryan.

Ryan M. Nash
Analyst, Goldman Sachs & Co. LLC

Rich, you talked about $175 billion of network volume by 2027 and growing coming to the network. Can you maybe just, whether you or Andrew, help us what’s included in that $1.2 billion. And then what prevents you from meaningfully moving a much greater extent of your card volume over to your network over time, and I have a follow-up.

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Okay. So, Ryan, so we anticipate realizing network synergies in both our debit and Credit Card businesses. And within the first few years, we will move our entire debit business and a portion of our Credit Card business to Discover. And from there, we will continue to strengthen and build out the Discover Network and hopefully keep growing the volume over there. That’s our expectation.

The significant majority of the modeled network synergies are on the debit side, but there are also meaningful synergies on the credit card side. So, the let’s talk about sort of the question, well, why not just pick up all our business and move it over there? So, on the debit side with the Discover Global Network, with the Pulse PIN debit network, along with their Discover signature debit network, it’s really well-positioned and in a strong position to just basically take our debit volume at this place and at this point, and we feel comfortable moving our entire business over there.

On the Credit Card side, there is still work to be done to build the brand and the perceived acceptance of the network. And I really want to pause and draw the distinction. The actual acceptance is really striking and it’s nearly universal. And the research that we ourselves conducted through this process, it’s very striking how satisfied their own customers are with the acceptance.

But there still is a gap between the perception and the reality. And so a thing that we very much need to do is lean in and invest in the network brand and the sort of in a sense, the credibility of it here in the United States. And also, there’s work to do to build more international acceptance. So, we will continue to do business with our other network partners, even as we build out our Discover Network. And that’s the plan.

Ryan M. Nash
Analyst, Goldman Sachs & Co. LLC

Got it. And maybe a question for Andrew just to focus on some of the financials. I know that the deal is supposed to be almost 15% accretive by 2027. Can you maybe just help us think about the path along the way for 2025 and 2026, when does the transaction reach breakeven? Would you expect it to be dilutive in the near-term? And help us understand the move down in capital from 14% down to 12.5% as you articulated in the slide? Thank you.

Andrew M. Young
Chief Financial Officer, Capital One Financial Corp.

Ryan, why don’t I start with the second question around capital. We expect the combination of the two companies, given the path of Discover over the course of 2024 with their underlying earnings and the anticipated sale of student and the pause in repurchases to have them accrete quite a bit of capital. And so, the combined company at close would be 13.9%.

With respect to the longer-term plan I want to make sure that I distinguish between the 12.5% as a target versus a modeling assumption. So just to take a step back, you’re well aware, that Capital One’s stated target is 11% CET1 and Discover is at 10.5%, both of which are well above each company’s respective SCB.

But there is quite a bit of uncertainty with respect to the Basel III endgame rules. We don’t know how those are going to shake out. We also will go through a much more rigorous bottoms-up assessment of how the combined company will perform through CCAR. So, it’s still too early to tell what the ultimate target will be. But for the sake of the deal model, we used an estimated blend of consensus estimates for both companies in 2026, which happens to be roughly the same number as the weighted average actuals for both companies at the end of 2023.

And so on the capital side, that 12.5% assumption might prove to be too conservative when we have more certainty on the factors I just described. But that is the assumption that that we chose to use for evaluating the financial impact of the deal.

With respect to the path then over the next couple of years with the financials, I laid out a number of marks. Clearly, that will create some noise from a purchase accounting perspective. But I talked about it being double-digit accretive to EPS in 2026 and greater than 15% in 2027. And so, I think that gives you a sense for that side of the P&L. And then on a GAAP basis, I would say it’s going to be kind of roughly breakeven in 2027 as the synergies on both the cost and revenue side are more fully phased in.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.

Next question, please.

Operator: Our next question comes from the line of Moshe Orenbuch with TD Cowen. Your line is open.

Moshe Orenbuch Analyst, TD Cowen

Great. Thanks. I’m wondering, both Rich and Michael, if you could kind of talk a little bit – I mean, you talked Rich a lot about the value of the Discover brand, the Discover Network, and all of that’s been true for a very, very long time. And it’s got lots of value to you and would also have lots of value to someone who’s even got a larger debit card business. Could you talk – each of you, just talk a little bit about what prompted this deal at this point in time? Like, what were the factors that that brought this together now?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Well, go ahead, Michael. Were you going to say something?

Michael Rhodes President, Chief Executive Officer & Director, Discover Financial Services

Oh, no, I was [ph] going to (00:51:51) suggest you go first.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Okay, great. So, well, as I chatted earlier, we’ve had admiration for Discover for a long time and have always felt that if circumstances ever happened, if planets aligned, that it would be kind of all sort of potential partnerships out there. That one was about as good as it could get from our point of view. And so, we always had this thought in mind and watched them carefully. And I think that just the planets happened to align at this particular time.

And as you know, Moshe, it takes many things to make deals happen. But I think the conversations that ended up being promising and sort of when we pulled up and looked at really what could be created together, I think that ended up being a compelling story to the other side, and here we are.

Michael Rhodes President, Chief Executive Officer & Director, Discover Financial Services

Rich, thanks for that and Moshe, I might just add-on. Like, we don’t really control the timing when opportunities present themselves. That being the case and I think I’m relatively short tenured in my role, what’s so exciting about Discover is our opportunity to scale the capabilities that we have. I mean, that has fundamentally been the opportunity we’ve had for quite some time as you pointed out. We stepped back and look at this combination. This gives us the opportunity to scale at a very rapid pace and much more so than we could certainly do on organic basis.

And I’d also offer, if I look at the organizations that have the most synergistic impact with Discover, it is Capital One. And so, the timing presents itself, now you kind of step back and look at it and the commercial rationale behind this, the industrial logic is highly compelling. And when I look at what Discover has built over the past many, many years, decades, this provides us the opportunity to really reach the next chapter in a much more faster and an accelerated way.

And I’d also offer, Rich has had a number of nice things about Discover, which are very much appreciated and true. But I also have admired Capital One myself. I’ve been in this industry for about 30-some years, and if I look at the organizations that have really, really made an impact, a durable impact over a long time, it’s Capital One and Discover. And to bring these two together, I think this creates a really transformational opportunity.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.

Follow-up, Moshe? Next question please.

Operator: Our next question comes from Don Fandetti with Wells Fargo. Your line is open.

Donald Fandetti Analyst, Wells Fargo Securities LLC

Yes. Rich, how important was sort of scale in terms of like your heavy spender push for this deal? I mean, does it accelerate your ability to do things like built lounges and travel portal that are very expensive?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Don, I’ve always said and I mentioned it earlier, the Credit Card business is – and I think this really applies to consumer financial services businesses in general, but certainly to credit cards – are very scale-driven and I think in many ways more scale-driven than a lot of other parts of banking. For example, small business banking, even commercial banking tends to be a little bit more fragmented across many banks.

But what happened on the consumer side, the reason there’s been more consolidation is just the underlying, just incredible power and physics of scale. And when you think about it, there’s obviously operating scale, but virtually every business has operating scale. But we’re talking about tens of millions of customers. When you get into those kind of numbers, the scale economies become pretty big. But the operating scale is the less significant scale actually in the math to me, compared to some of the things that have even a higher fixed cost component like tech scale, data scale, and brand scale.

And all of those things are what essentially drive a successful consumer business, certainly consumer credit card business. When I think back to the founding idea way back 30-some years ago, I think my view was that everybody was always looking at credit cards as just another banking business. But it really it was a technology and information business, and all about data and analytics and ultimately things that drive scale.

So that certainly – all of that is very beneficial with respect to this deal. I wouldn’t highlight, to your question, this as being giving that much specific thrust to the very top of the market strategy directly in the sense that, that’s not been – Discover has been more of a mid-market kind of broad national focus as opposed to going after the very top of the market.

So in that sense, we don’t get a lot of scale on that, but we do – but still, indirectly, we get a lift on things like brand scale. Because here’s the thing that we have found; when we are out advertising and pushing our heavy spender products, it provides lift for the whole company, because building an aspirational brand lifts all aspects of a company. So while it’s not a direct lift on our upper-end strategy, it actually indirectly will provide quite a bit of scale benefit to that quest, and that quest will absolutely continue.

Donald Fandetti Analyst, Wells Fargo Securities LLC

Got it. And my follow-up, I mean, essentially, if I’m understanding this correctly, Rich, your grand plan is sort of a true open loop – or closed loop, I should say. It’s just Discover doesn’t necessarily have the international acceptance to do that today where you can move debit over but credit will take some time. But that’s kind of the master plan for you.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Yeah. Let me make a comment on that. I mean, we were very drawn to this deal and kind of way at the top of the list was the benefit of having a network. And we are very excited about that. And we look at that rare unique asset that Discover has and we’re struck by the – the fundamental challenge it faces is a scale problem. They’ve done everything else the best they can. They just don’t have enough scale, even in the US, to get what they want done; and then, of course, internationally as well.

So in looking at that rare and valuable asset, for us to be able to take whatever volume we can and add it to that really helps in a way that’s even more than adding scale to almost anything is helpful. But the network business, there’s a reason it’s called a network because it has network effects associated with it. Or to use another metaphor, there’s a flywheel that gets turning when you add more scale to that.

I do want to also pull up though and say that we have been partners with Visa and Mastercard for a long time. They have built a breathtaking, amazing international global network that stands alone in a lot of the reach, acceptance, brand and capabilities that it has; and we’re very reverential about that. And so, we’re talking about taking a network that is way, way smaller than those and giving it a chance to get threshold, scale, pick up momentum; and, as we said, over time, we’re going to lean in and build the strength, the acceptance, the brand, and the perceived acceptance and the credibility of this network, and then keep moving volume over as we get more traction along the lines.

But I do believe as far out as we can see, I think that partnering with Visa and Mastercard would be very important. They’ll be very important partners with us because there’s a lot of value that they still can add to our customers. And at the end of the day, we’re going to always work backwards from what works best for our customers and how can we win on their behalf.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.

Next question please.

Operator: Our next question comes from Bill Carcache with Wolfe Research. Your line is open.

Bill Carcache Analyst, Wolfe Research LLC

Thank you. Good morning and thanks for taking my question. I wanted to follow up on the network opportunities. You’ve given a lot of helpful color already, but I wanted to ask about sort of the view that Discover’s ability to command unregulated debit interchange over the years is an advantage that many think has been underutilized. Can you discuss the opportunities that you see there, Rich, to potentially gain debit share, for example, by offering rewards on the debit side.

And then on the credit side, following up on the comments that you just made, since there are elements of the payments business where you’ll be competing with Visa and Mastercard, given some of those partner versus competitor dynamics, is it fair to conclude that they’ve sort of been receptive to that sort of coexistence of that partner versus competitor relationship?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Yes. Thank you, Bill. So, we are very excited to add scale to the network. And the real driving motivation here is to be able to get as much business as we can to their network in a path that also really works for our customers. So, we don’t want to do anything that would be jarring for our customers, and that’s why we continue to see an important – very important role for other networks in this as well.

The debit network is the most developed for them of all because they have this amazing PULSE network that has 4,500 banks on this already. PULSE is also international as well. So, the debit side is in a particularly strong place. And based on our research and our planning about this, we believe that, that is the place to make the first significant – well, a significant move with all of our debit business, and then we will be also moving some of our Credit Card business as well.

And along the way, we get the benefits of vertical integration. And just to comment on that for a second, one of the nice things about vertical integration is that one can also add the network margin which otherwise was something the networks collect. We get a chance to add the network margin and that enhances the vertical integration. I mean, that just enhances the economics of the move.

With respect to partnering and competing with Visa and Mastercard at the same time; we have strong relationships with both Visa and Mastercard that go back to our founding days. And it’s not unusual for companies to be both competitors and customers of one another. In the credit card market alone, U.S. Bank and Amex are, for example, a clear example. Amex is a network for US bank and other card issuers, but Amex also competes against those same companies as a card issuer.

So PayPal and Mastercard; PayPal issues their credit card on Mastercard. So, there, it is – in the marketplace, it’s not unusual for companies to be both competitors and customers of one another in different aspects of what these companies do. And we don’t see this as an issue. In fact, we look forward to continuing to partner with Visa.

And with respect to your question about how we would go out and market our national banking strategy, I think it’s going to feel exactly like it does now, Capital One with a very salient story, talking about the full service digital-first bank that we have with Capital One and we’ve got the same story. And along the way, we’re going to partner with Visa and Mastercard in this journey.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp. Next question please.

Operator: And our next question comes from the line of Erika Najarian with UBS. Your line is open.

Erika Najarian

Analyst, UBS Securities LLC

Yes. Just a follow-up on the network synergy question, and this is really what I’m getting a lot in my inbox. So, the first, on Bill’s question, given that you’re going to be such a large pro forma company, are you going to be able to use that exemption in the Durbin Amendment confidently in terms of not being capped at $0.21 or 5 basis point, as I think about that advantage to the Discover Network.

And secondly, is the purchase volume that you mentioned that you would move by 2027, that’s a percentage of your purchase volume last year, is that just a function of the agreement that you currently have with Visa and Mastercard in terms of that number that you expect to transfer over by 2027?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Okay. Erika, let me take your second question first. No, that number works backwards, not from what we would be able to do contractually, because this number works backwards from what we believe is the right business decision. Our contractual situation gives us the opportunity to do a larger number were we to want to go there, because also at the rate we’re growing, we have a very large front book. So one shouldn’t picture this as a big – just picking up back books and moving them over. There can be elements of that, but also it’s very much front book as important parts of what we’re talking about here as well.

Let me just comment for a second on your question about Durbin. The Durbin debit rules intentionally and, by design, only apply to networks like Visa and Mastercard who negotiate with merchants on behalf of thousands of banks, including negotiating terms and pricing. Discover, like American Express, deals directly with merchants without an intermediary. They are both the issuer and the network, so there is nobody in between. The Durbin debit rules were written to explicitly exclude networks like Discover and American Express.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp. Next question, please.

Operator: Our next question comes from the line of Jeff Adelson with Morgan Stanley. Your line is open.

Jeffrey Adelson Analyst, Morgan Stanley & Co. LLC

Yes. Hi, thanks. Thanks for taking my question. Rich, I guess I just wanted to maybe ask what your view on the long-term normalized potential ROTCE of the business is for this deal? If I take your comment on 16% return on invested capital and we think about how your pro forma of getting this mid-teens ROTCE without the benefit of synergies, it seems like you’re maybe indicating at least a 20% or so ROTCE at a minimum over the long-term. Just wondering if you think that’s the right number, or if you think this is more like a potentially 30% ROTCE business over time?

Andrew M. Young Chief Financial Officer, Capital One Financial Corp.

Jeff, why don’t I take that one. As you just enumerated, we’ve provided the component parts of the deal, the numbers that I shared in terms of looking at last year’s ROTCE without the synergies of 16%. We have also spelled out what are meaningful synergies by the time that they’re fully phased in, in 2027. And so, we’re not here to signal a particular number, but the math – our commitment to achieve those synergies on the base of earnings that we’ve described and we’ve also shared at least modeled capital levels that I’ve already went through in Ryan’s question earlier. So, that should give you some indication of where we see the combined businesses to go.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp. Next question, please.

Operator: And our next question comes from John Pancari with Evercore ISI. Your line is open.

John Pancari Analyst, Evercore ISI

Good morning. I appreciate your color around EPS accretion expectations. I guess, could you also give us a little bit of color on how you think about tangible book value dilution in the coming years and the timing of earn-back? And then related to that, maybe if you can help us on the cadence of the operating expense cost saves. I know you indicated over three years, but is there any other clarity you can give in terms of how that could play out? Could it be front-loaded or spread evenly over the three-year period? Thanks.

Andrew M. Young Chief Financial Officer, Capital One Financial Corp.

Yeah. On the cost savings, we did footnote it on the slide there. I don’t have the exact numbers, but roughly it was in the low-20% range in 2025 and in the high-60% in 2026, and then at 98% by the time we get to 2027. So that is spelled out for you there. With respect to tangible book value, I’ll start by saying this deal creates significant value for shareholders on both sides and provides long-term strategic and financial benefits. There is dilution of tangible book value per share from a few sources; the relative price to book, gap between the companies, the premium we’re paying for this incredibly valuable asset, and the intangible marks that I described earlier.

And so, there is that dilution on the tangible book value side. But very, very importantly, there’s an offset in the meaningful increase to ROTCE that I just discussed. And as you well know, John, one of the strongest relationship in valuation is the correlation between price of tangible book and ROTCE. And so, while we will have lower tangible book for the foreseeable future, our post-synergy ROTCE will be meaningfully higher proportionately than that decline. And so, that cross-multiplication is earnings.

And I will also note that the two companies have traded at similar PE multiples historically. So, if you kind of do that algebra, that’s why we were really focused on the EPS accretion, the ROI, and the greater than 20% IRR. And so, this transaction is not only incredibly attractive financially, but as Rich has talked about quite a bit, the strategic value on the card and bank and network side of this is also incredibly compelling.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.

Next question please.

Operator: Our next question comes from Arren Cyganovich with Citi. Your line is open.

Arren Cyganovich Analyst, Citigroup Global Markets, Inc.

Thank you. Rich, you talked about the vertical integration benefits from the card issuing [indiscernible] (01:16:07) Amex. I was wondering if you expect to change your card strategy with this network; or would you kind of go even further after that high-end segment, looking in maybe how that might – that mix might change over time as you have better economics with your own network.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Thanks, Arren. I think the best way to think about this is our strategy really will be pretty much the same because we are already leaning in to growth in Capital One, really, across the board and across the marketplace, across the credit spectrum, across the consumer and small business marketplace; and a very concerted effort, as you all know and can see, to go after the very top of the market. So I think that strategy will remain the same.

I think it will feel on the other side of this very similar just in terms of where we’re investing. We’re going to add one more area where we’re notably investing in and that is in the network itself, particularly the brand of the network and things like international acceptance and certain capabilities. But with respect to the credit card strategy and the consumer facing side of this thing and our quest to keep going right at the top of the market, I think it’s going to continue with the very same momentum that it has now.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp. Next question please.

Arren Cyganovich Analyst, Citigroup Global Markets, Inc. [indiscernible] (01:18:00) a follow-up.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp. Oh, sorry, Arren.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp. Yeah.

Arren Cyganovich

Analyst, Citigroup Global Markets, Inc.

No, I just wanted to ask, Andrew, if you could provide any kind of range of book value dilution. Kind of our quick math was kind of in the mid-single digits. But I just wanted to check if you had any specifics there?

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Arren, no, your math is a little bit off there. And so, I’d just point you to, we spelled out in the slides, the combination of the PCCR and goodwill and the net day two allowance build and coupled with the shares that we’re going to issue, should give you the math to get there.

Jeff Norris
Senior Vice President-Finance, Capital One Financial Corp.

Next question please.

Operator: And our final question comes from the line of Rick Shane with JPMorgan. Your line is open.

Richard Shane
Analyst, JPMorgan Securities LLC

Good morning, guys, and thanks for taking my question. Look, I’d like to talk a little bit about sort of the brands going forward. Obviously, there’s significant potential synergy in terms of marketing. You also have customers who are loyal to both brands. Is the expectation you will really continue to run these as two separate brands and continue to grow each of them organically individually?

Richard D. Fairbank
Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Yeah, Rick. So, the brand question is a fascinating one and we sort of have the luxury of like the coach with great players at similar positions in the infield kind of thing, so that we have a great luxury here. But what we’re working backwards from what really wins in the end with the customers, and of course with an eye toward how to be an integrated company. But in a lot of cases, very branded companies like Capital One would – in acquiring another company would over time just bring that company into its own brand.

But I think we – there are a few things to consider here. The Discover brand is a great brand that is widely recognized. I also want to stress it has high customer loyalty. And the network has nearly universal acceptance in the US and growing penetration abroad. So here’s our thinking about the brand. On the credit card issuer side, we will keep the branding and continue to market it standing on the shoulders of all the great work that has been done by Discover over many years. Picture how this evolves over time is it will be part of the brand family that – of products that we have at Capital One.

As far out as we could see, we would be leaning into the Discover brand, but it would feel, I think over time, customers would understand this is part of Capital One. It would have the Discover brand, it would be part of the Capital One family. On the network side, this is a branded treasure. We would absolutely keep the brand to invest to build the scale, the salience of the network. When we talked about how it’s nearly impossible for anyone to build a network, part of that is think about all those stickers that are out there at every point of sale and all the real estate that’s now on every online checkout page and so on.

It would be a really big lift to convert that to the Capital One brand. And then also we should keep in mind that part of their business also is to be a network for other banks. And I think, in that case, Capital One as a network might not be as ideal a thing for other banks to choose as the Discover brand, which would over time more and more just be this really, really well recognized universal network brand. So that is the feeling there.

Now, on the marketing side – and you’ll notice that what we have as a result of that modest marketing synergies in our calculation 10% of the billion dollars that Discover spends on marketing now. And that comes from, we do believe there are synergies with respect to the whole information-based, incredibly sophisticated methodologies to go out and do mass customized marketing, direct marketing across many, many channels in marketing the Discover product. And we look forward to combining some of the best of the capabilities there.

But I think there’s synergies on sort of this scale direct marketing machine there that is offset by enhanced investment in the network and the brand of the network. So, that’s how we got to the pretty modest marketing synergies from this deal.

Richard Shane Analyst, JPMorgan Securities LLC

Terrific. Hey, I’m not big on saying this on calls, but congratulations.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Well, thank you very much, Rick.

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.

Thanks, Rick. Thanks, Rich and Andrew and Michael. That concludes our investor call for today. I’d just like to thank everybody for joining, for your continuing interest in Discover and Capital One; and have a great day, everybody.

Operator: And this concludes today’s conference call. Thank you all for participating. You may now disconnect.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive	2500 Lake Cook Road
McLean, VA 22102	Riverwoods, IL 60015
Attention: Investor Relations	Attention: Investor Relations
investorrelations@capitalone.com (703) 720-1000	investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 22, 2023, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 17, 2023, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.